ATLATSA UPDATE ON RESTRUCTURE PLAN: DMR EXECUTES AMENDED MINING
RIGHTS AND PARTIES COMMENCE WITH IMPLEMENTATION OF RESTRUCTURE PLAN

December 12 2013, Johannesburg: Atlatsa Resources Corporation (Atlatsa) (TSXV: ATL; NYSE MKT: ATL; JSE:ATL) is pleased to announce that the South African Department of Mineral Resources (DMR) has executed amended mining rights in favour of its subsidiary, Bokoni Platinum Mines Pty Ltd and Anglo American Platinum Ltd’s subsidiary, Rustenberg Platinum Mines Ltd respectively.

Pursuant to execution of the amended mineral titles Atlatsa and Anglo American Platinum will now proceed to implement the following series of transactions, comprising key elements of the Restructure Plan previously announced by the parties on 27 March, 2013 (“Restructure Plan”):

  The conclusion and implementation of the new debt and working capital facilities agreed between Anglo American Platinum and Atlatsa in terms of the Restructure Plan; and

  The sale and transfer by Atlatsa of mineral properties to Anglo American Platinum, comprising the eastern section of the Ga Phasha PGM project, together with its entire interest in the Boikgantsho PGM project for an aggregate purchase consideration of ZAR 1.7 billion (US$ 165 million). The proceeds from such asset sales will be utilized by Atlatsa to reduce debt owing to Anglo American Platinum.

Implementation of these transactions will result in a material reduction in Atlatsa’s balance sheet debt position and its cost of borrowing.

Please refer to www.atlatsaresources.co.za for full details of the Restructure Plan.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Joel Kesler, Chief Commercial Officer	Pam Wolstenholme	Annerie Britz
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Mobile: +27 82 454 5556	Mobile: +27 82 872 6387

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